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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PUBLIC INFORMATION This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. RESULTS 1 3Q26 DISCLAIMER This conference call may include statements about future events, based on Embraer's expectations and financial market trends. Such statements are subject to uncertainties that may cause actual results to differ from those expressed or implied in this conference call. Except as required by the applicable law, the company undertakes no obligation to publicly update any forward-looking statements. For detailed financial information, the company encourages to refer to the company's filings with the CVM and the SEC. This presentation includes non-GAAP financial measures used by management to evaluate certain aspects of the business and provide investors with additional information regarding Embraer’s financial performance. These measures should be considered together with the company’s financial information prepared in accordance with IFRS. This conference call is intended exclusively for the participants of this event and may not be reproduced, distributed or retransmitted without Embraer’s prior written consent. This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 2 SAFETY FIRST, QUALITY ALWAYS IN EVERYTHING WE DO! 3 PUBLIC INFORMATION ➤ Best Q3 revenue in the company’s history (US$2.3 bn) ➤ Continued focus on efficiency and production ramp-up ➤ Backlog US$35.7 bn; 8th consecutive all-time high ➤ New 2026 Guidance: Revenue US$8.4-8.6 bn and FCF (>US$700 m) ➤ Strong sales momentum across all business units ➤ Revenue and margin expansion across all divisions Driven by Efficiency and Innovation SUSTAINABLE AND PROFITABLE GROWTH This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. SERVICES & SUPPORT Pool agreements with Portugália and Alliance covering E190 aircraft fleets 4 PUBLIC INFORMATION DEFENSE & SECURITY Embraer and Mahindra advance C-390 plans - for India’s MTA program Colombia orders 2 KC-390 Millennium - expanding presence in Latin America EXECUTIVE AVIATION Phenom 300EV launch - setting a new benchmark in safety and technology Record backlog of US$8.2bn - supported by strong sales momentum COMMERCIAL AVIATION ANA orders 8 additional E190-E2 bringing total firm orders to 23 aircraft Farnborough drives 28 E2 firm orders from Abra Group, Binter and Luxair 3Q26 HIGHLIGHTS Training Means agreement with Sweden supporting Defense operations This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. 9M26: 52 a/c (63% mid-point; 58% 5Y avg) 9M26: 115 a/c (70% mid-point; 60% 5Y avg) 5 3Q25 80 to 85 160 to 170 GUIDANCE 2026: GUIDANCE 2026: 3Q26 3Q25 3Q26 7 13 11 11 20 22 E2 E1 23 22 Medium Jets Small Jets 18 19 +10% 0% 41 41 DELIVERIES COMMERCIAL AVIATION EXECUTIVE AVIATION DELIVERIES PUBLIC INFORMATION This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. 6 This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION BACKLOGUS$ billion Services & Support Defense & Security Executive Aviation Commercial Aviation 4.9 3.9 7.3 15.2 3Q25 5.6 6.1 8.2 15.8 3Q26 31.3 35.7 3Q26 + Options ~59.0 ~60% ~25% ~15% Options +56% +14% +12% +4% +14% *Book-to-bill LTM: Consolidated 1.5x; Commercial Aviation 1.2x; Executive Aviation 1.4x; Defense & Security 2.9x; Services & Support 1.3x. PUBLIC INFORMATION 3Q26 BUSINESS RESULTS This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. 7 Adj. EBIT margin 3Q25 3Q26 ¹ Ex. U.S. import tariffs and tax credits: +16.0% (3Q26) vs. +14.7% (3Q25) 8 Adj. EBIT margin 3Q25 3Q26 Revenues (US$m) 618 Revenues (US$m) 583 • EBIT $17m (+$9m yoy); margin +2.4% (+110bp) 1% 696 655 2% • EBIT $105m (+$34m yoy); margin +16.0% (+390bp)¹ 12% 16% • Revenue +13% yoy • Revenue +12% yoy COMMERCIAL AVIATION EXECUTIVE AVIATION PUBLIC INFORMATION This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. Adj. EBIT margin 3Q25 3Q26 ¹ Ex. U.S. import tariffs and tax credits: +17.0% (3Q26) vs. +14.1% (3Q25) 9 PUBLIC INFORMATION Adj. EBIT margin 3Q25 3Q26 Revenues (US$m) 278 341 Revenues (US$m) 493 • EBIT $54m (+$18m yoy); margin +15.7% (+280bp) 13% 16% • EBIT $108m (+$40m yoy); margin +17.0% (+330bp)¹ 14% 638 17% • Revenue +22% yoy • Revenue +30% yoy DEFENSE & SECURITY SERVICES & SUPPORT This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. 3Q26 CONSOLIDATED RESULTS PUBLIC INFORMATION 10 NET REVENUES US$ million +17% 2,004 2,347 3Q25 3Q26 UPDATED GUIDANCE 2026 US$8.4 – 8.6 billion 9M26: US$6,029 million (71% mid-point; 63% 5Y avg) 15% 27% 30% 28% BREAKDOWN BY BUSINESS 3Q261 Commercial Aviation Executive Aviation Services & Support Defense & Security This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 11 ¹Revenue breakdown does not include “Others” Business Unit. 12 This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION ¹ Reported EBITDA and EBIT include Eve expenses/warranties, all numbers from Eve are IFRS. ² Ex T&TCs - Ex U.S. tariffs and tax credits. ³ Other includes unallocated operating income (expenses). ADJUSTED EBITDA US$ million ADJUSTED EBIT US$ million 3Q25 3Q26 317 236 11.8% 13.5% BREAKDOWN BY BUSINESS 3Q26 3Q25 3Q26 255 172 8.6% 10.9% Exec. D&S Com. S&S Other³ 105 54 17 108 (29) GUIDANCE 2026: 10.0% – 10.6% 9M26: +10.7%; +6.5% 5Y avg Reported EBITDA¹ Margin 304 +13.0% 224 +11.2% 9M26: $816m; $396m 5Y avg Reported EBIT¹ Margin 242 +10.3% 160 +8.0% 9M26: $646m; $251m 5Y avg Adj. EBITDA Ex T&TCs² Margin 317 +13.5% 253 +12.6% Adj. EBIT ExT&TCs² Margin 255 +10.9% 189 +9.4% Excludes Eve Excludes Eve ADJUSTED FCF INVESTMENTS US$ million 300 Excludes Eve 628 3Q25 3Q26 UPDATED GUIDANCE 2026 US$700 million or higher 9M26: 6.8% mid-point revenue;-4.0% 5Y avg revenue US$ million 99 39 10 37 13 Excludes Eve 150 52 18 69 11 3Q25 3Q26 Capex Net add Pool Program Additions to intangible Research¹ This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 13 1 Research is expensed (i.e. not capitalized) ADJ. NET INCOME US$ million 4.2% Excludes Eve 3.1% 84 74 3Q25 3Q26 Adj. Net Income Adj. Net Income Margin EARNINGS PER SHARE US$ ADS basics 0.9 1.91 1.4 1.9 2.2 (1.0) 2022 2023 2024 2025 2026 LTM This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 14 1Hatched area represents BA agreement with nominal 34% income tax rate. FINANCIAL POSITION US$ million DELEVERAGING (0.1)x (1.4)x (2.3)x 459 562 922 0.4x 0.1x 889 (0.5)x 918 1,115 Excludes Eve DEBT PROFILE 70 15 8.7 years 5.1% average cost 103 26 18 88 9 852 675 208 8 2022 Adj. EBITDA 2023 2024 2025 3Q25 3Q26 Net Cash w/o Eve / Adj. EBITDA 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Embraer Debt >2036 This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 15 Adj. EBITDA LTM SHAREHOLDER REMUNERATION Period Declared Income Gross Amount Declared (R$ million) 2Q26 IoE 200.0 Gross Value per Share (R$) 0.28 Gross Value per ADS (US$)¹ 0.22 3Q26 IoE 154.0 0.22 0.17 Total 1Estimated value (i.e. dependent on spot foreign exchange rate) and based on 4:1 ADS ratio. 2 Dividend yield was calculated based on the share price as of September 30, 2026. 354.0 Dividend yield (%) ² 0.50 0.52% 0.39 0.52% This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 16 2026 GUIDANCE UPDATED DELIVERIES COMMERCIAL AVIATION EXECUTIVE AVIATION LOW HIGH 80 85 LOW HIGH 160 170 FINANCIALS REVENUE * US$ billion LOW HIGH 8.4 8.6 ADJ. EBIT MARGIN LOW HIGH 10.0% 10.6% FREE CASH FLOW* US$ million 700 or higher This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 17 * Previous Guidance: Revenue (US$8.2-8.5 bn); Free Cash Flow (US$400 m or higher). CLOSING REMARKS Francisco Gomes Neto - CEO This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 18 EVE - ENGINEERING PROTOTYPE FLIGHT CAMPAIGN ON-TRACK, RELIABLE AND HIGH-QUALITY 73 TOTAL FLIGHTS 3h 06min TOTAL FLIGHT TIME 170 POINTS VALIDATED 91% OF FLIGHT CAMPAIGN PARTIAL TRANSITION PHASE HOVER PHASE FULL TRANSITION BY YEAR END Flights up to 45 knots This information belongs to Eve and cannot be used or reproduced without written permission from the Company. Informação confidencial da Eve. Reprodução proibida sem autorização. 19 As of November 5, 2026, timeline not to scale Continuous focus on sales and efficiency to maximize midterm results while investing in new technologies for a more ambitious long-term expansion Global market success across all continents Sustained demand supporting growth Positive momentum for KC-390 and A-29 SAFETY FIRST, QUALITY ALWAYS IN EVERYTHING WE DO! Continuous growth in recurring revenues This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 20 THANK YOU! This information belongs to Embraer and cannot be used or reproduced without written permission from the Company. PUBLIC INFORMATION 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations